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[redacted]

09002784

* * * * * * * * * * * *

Received SEC
FEB 02 2009
Washington, DC 20549

OFFERING CIRCULAR MODEL B.

1-A/A

Item 1. Cover Page

The cover page of the offering circular shall include the following information:

(a) Name of the issuer; FINANCIAL INTERESTS GROUP INC.

(b) The mailing address of the issuer's principal executive offices including the zip code and the issuer's telephone number; 708 Ellen Drive Sherwood, AR 72117

(c) Date of the offering circular; 3/15/09

(d) Description and amount of securities offered (Note: this description should include, for example, appropriate disclosure of redemption and conversion features of debt securities);
COMMON STOCK, PROMISSORY NOTES

(e) The statement required by Rule 253;
FORESTATED IN OFFERING DOCUMENT

(f) The table(s) required by Item 2;
TBA

(g) The name of the underwriter or underwriters;
LLOYD ALTON CARRINGTON JR. SELF UNDERWRITER

(h) Any materials required by the law of any state in which the securities are to be offered;
N/A AT THIS TIME

(i) If applicable, identify material risks in connection with the purchase of the securities; and
NO OPERATING INCOME HISTORY

(j) Approximate date of commencement of proposed sale to the public.
3/15/09

PROCESSED
B FEB 09 2009
THOMSON REUTERS

Instruction:

Where the name of the issuer is the same as the name of another well-known company or indicates a line of business in which the issuer is not engaged or is engaged to only a limited extent, a statement should be furnished to that effect. In some circumstances, however, disclosure may not be sufficient, and a change of name may be the only way to cure its misleading character.

Item 2. Distribution Spread

(a) The information called for by the following table shall be given, in substantially the tabular form indicated, on the outside front cover page of the offering circular as to all securities being offered (estimate, if necessary).

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per unit	.50	Ø	$500k-$5million
Total			

If the securities are to be offered on a best efforts basis, the cover page should set forth the termination date, if any, of the offering, any minimum required sale and any arrangements to place the funds received in an escrow, trust, or similar arrangement. The following tabular presentation of the total maximum and minimum securities to be offered should be combined with the table required above.

LC

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other persons
Total Minimum	.50 SHARE x $1 million	0	$500,000.00
Total Maximum	.50 SHARE x 10 million	0	$5,000,000.00

Instructions

1. The term "commissions" shall include all cash, securities, contracts, or anything else of value, paid, to be set aside, disposed of, or understandings with or for the benefit of any other persons in which any underwriter is interested, made in connection with the sale of such security.

2. Only commissions paid by the issuer in cash are to be indicated in the table. Commissions paid by other persons or any form of non-cash compensation shall be briefly identified in a note to the table with a cross-reference to a more complete description elsewhere in the offering circular.

3. Prior to the commencement of sales pursuant to Regulation A, the issuer shall inform the Commission whether or not the amount of compensation to be allowed or paid to the underwriters, as described in the offering statement, has been cleared with the National Association of Securities Dealers, Inc.

4. If the securities are not to be offered for cash, state the basis upon which the offering is to be made.

5. If it is impracticable to state the price to the public, the method by which it is to be determined shall be explained.

(b) Any finder's fees or similar payments shall be disclosed on the cover page with a reference to a more complete discussion in the offering circular. Such disclosure should identify the finder, the nature of the services rendered and the nature of any relationship between the finder and the issuer, its officers, directors, promoters, principal stockholders and underwriters (including any affiliates thereof).

(c) The amount of the expenses of the offering borne by the issuer, including underwriting expenses to be borne by the issuer, should be disclosed in a footnote to the table.

Item 3. Summary Information, Risk Factors and Dilution

(a) Where appropriate to a clear understanding by investors, there should be set forth in the forepart of the offering circular, under an appropriate caption, a carefully organized series of short, concise paragraphs, summarizing the principal factors which make the offering one of high risk or speculative. Note: These factors may be due to such matters as an absence of an operating history of the issuer, an absence of profitable operations in recent periods, an erratic financial history, the financial position of the issuer, the nature of the business in which the issuer is *engaged or proposes to engage, conflicts of interest with management, reliance on the efforts of single individual,* or the method of determining the market price where no market currently exists. Issuers should avoid generalized statements and include only those factors which are unique to the issuer. RISKS FACTORS ARE THE ABOVE FOREMENTIONED

(b) Where there is a material disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past three years, or which they have a right to acquire, there should be included a comparison of the public contribution under the proposed public offering and the effective cash contribution of such persons. In such cases, and in other instances where the extent of the dilution makes it appropriate, the following shall be given: (1) the net tangible book value per share before and after the distribution; (2) the amount of the increase in such net tangible book value per share attributable to the cash payment made by purchasers of the shares being offered; and (3) the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

NA

Item 4. Plan of Distribution

(a) *If the securities are to be offered through underwriters, give the names of the principal underwriters, and state the* respective amounts underwritten. Identify each such underwriter having a material relationship to the issuer and state the nature of the relationship. State briefly the nature of the underwriters' obligation to take the securities.

Lloyd Alton Carrington Jr. 10 million Shares Underwritten in addition To Promissory Notes The Aforementioned is President/Director/CEO Self Underwriter

LC

(b) State briefly the discounts and commissions to be allowed or paid to dealers, including all cash, securities, contracts or other consideration to be received by any dealer in connection with the sale of the securities.

NONE

(c) Outline briefly the plan of distribution of any securities being issued which are to be offered through the selling efforts of brokers or dealers or otherwise than through underwriters.

NONE

(d) If any of the securities are to be offered for the account of security holders, indicate on the cover page the total amount to be offered for their account and include a cross-reference to a fuller discussion elsewhere in the offering circular. Such discussion should identify each selling security holder, state the amount owned by him, the amount offered for his account and the amount to be owned after the offering.

NA

(e) (1) Describe any arrangements for the return of funds to subscribers if all of the securities to be offered are not sold; if there are no such arrangements, so state. IF OFFERING NOT SOLD FUNDS BE RETURNED BY THE BANK OF OKLAHOMA WITHIN 120 DAYS

(2) If there will be a material delay in the payment of the proceeds of the offering by the underwriter to the issuer, the salient provisions in this regard and the effects on the issuer should be stated.

Instruction:

Attention is directed to the provisions of Rules 10b-9 [17 CFR 240.10b-9] and 15c2-4 [17 CFR 240.15c2-4] under the Securities Exchange Act of 1934. These rules outline, among other things, antifraud provisions concerning the return of funds to subscribers and the transmission of proceeds of an offering to a seller.

Item 5. Use of Proceeds to Issuer

State the principal purposes for which the net proceeds to the issuer from the securities to be offered are intended to be used, and the approximate amount intended to be used for each such purpose.

Instructions:

1. If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect shall be made together with a statement of the amount of proceeds not so allocated and how the registrant expects to employ such funds not so allocated.

2. Include a statement as to the use of the actual proceeds if they are not sufficient to accomplish the purpose set forth and the order of priority in which they will be applied. However, such statement need not be made if the underwriting arrangements are such that, if any securities are sold to the public, it can be reasonably expected that the actual proceeds of the issue will not be substantially less than the estimated aggregate proceeds to the issuer as shown under Item 2.

3. If any material amounts of other funds are to be used in conjunction with the proceeds, state the amounts and sources *of such other funds.*

4. If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness.

5. If any material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. If the assets are to be acquired from affiliates of the issuer or their associates, give the names of the persons from whom they are to be acquired and set forth the principle followed in determining the cost to the issuer.

6. The issuer may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies which are adequately disclosed.

Item 6. Description of Business

(a) Narrative description of business.

(1) Describe the business done and intended to be done by the issuer and its subsidiaries and the general development of the business during the past five years or such shorter period as the issuer may have been in

COMMERCIAL HARD Money Lender/REAL ESTATE INVESTMENT Co.

KC

business. Such description should include, but not be limited to, a discussion of the following factors if such factors are material to an understanding of the issuer's business:

(i) *The principal products produced and services rendered and the principal market for and method of* distribution of such products and services. NA

(ii) The status of a product or service if the issuer has made public information about a new product or service which would require the investment of a material amount of the assets of the issuer or is otherwise material. NA

(iii) The estimated amount spent during each of the last two fiscal years on company- sponsored research and *development activities determined in accordance with generally accepted accounting principles. In* addition, state the estimated dollar amount spent during each of such years on material customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques. NA

(iv) The number of persons employed by the issuer, indicating the number employed full time. 1 PERSON THE PRINCIPAL

(v) The material effects that compliance with Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, may have upon the capital expenditures, earnings and competitive position of the issuer and its subsidiaries. The issuer shall disclose any material estimated capital expenditures for environmental control facilities for the remainder of its current fiscal year and for such further periods as the issuer may deem material. NA

(2) The issuer should also describe those distinctive or special characteristics of the issuer's operation or industry which may have a material impact upon the issuer's future financial performance. Examples of factors which might be discussed include dependence on one or a few major customers or suppliers (including suppliers of raw materials or financing), existing or probable governmental regulation, material terms of and/or expiration of material labor contracts or patents, trademarks, licenses, franchises, concessions or royalty agreements, unusual competitive conditions in the industry, cyclicality of the industry and anticipated raw material or energy shortages to the extent management may not be able to secure a continuing source of supply. NON OF THE ABOVE APPLY

(3) The following requirement in subparagraph (i) applies only to issuers (including predecessors) which have not received revenue from operations during each of the three fiscal years immediately prior to the filing of the offering statement.

(i) Describe, if formulated, the issuer's plan of operation for the twelve months following the commencement of the proposed offering. If such information is not available, the reasons for its unavailability shall be stated. Disclosure relating to any plan should include, among other things, a statement indicating whether, in the issuer's opinion, the proceeds from the offering will satisfy its cash requirements and whether, in the next six months, it will be necessary to raise additional funds. NA

(ii) Any engineering, management or similar reports which have been prepared or provided for external use by *the issuer or by a principal underwriter in connection with the proposed offering should be furnished to the* Commission at the time of filing the offering statement or as soon as practicable thereafter. There should also be furnished at the same time a statement as to the actual or proposed use and distribution of such report or memorandum. Such statement should identify each class of persons who have received or will receive the report or memorandum, and state the number of copies distributed to each such class. If no such report memorandum has been prepared, the Commission should be so informed in writing at the time the report or memorandum would otherwise have been submitted. NA

(b) Segment Data. If the issuer is required to include segment information in its financial statements, an appropriate cross-reference shall be included in the description of business. NA

Item 7. Description of Property

State briefly the location and general character of the principal plants, and other materially important physical properties of the issuer and its subsidiaries. If any such property is not held in fee or is held subject to any major encumbrance, so *state and briefly describe how held.* NA AT THE TIME

HC

Instruction:

What is required is information essential to an investor's appraisal of the securities being offered. Such information should be furnished as will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of individual properties or legal descriptions by metes and bounds are not required and should not be given.

Item 8. Directors, Executive Officers and Significant Employees

(a) List the names and ages of each of the following persons stating his term of office and any periods during which he has served as such and briefly describe any arrangement or understanding between him and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected to his office or position:

(1) directors; LLOYD ALTON CARRINGTON JR.

(2) persons nominated to chosen to become directors; NA

(3) executive officers; SAME AS ABOVE

(4) persons chosen to become executive officers; NA

(5) significant employees. SAME AS ABOVE

Instructions:

1. No nominee or person chosen to become a director or person chosen to be an executive officer who has not *consented to act as such should be named in response to this item.*

2. The term "executive officer" means the president, secretary, treasurer, any vice-president in charge of a principal business function (such as sales, administration, or finance) and any other person who performs similar policy making functions for the issuer.

3. The term "significant employee" means persons such as production managers, sales managers, or research scientists, who are not executive officers, but who make or are expected to make significant contributions to the business of the issuer.

(b) Family relationships. State the nature of any family relationship between any director, executive officer, person nominated or chosen by the issuer to become a director or executive officer or any significant employee.

NA

Instruction:

The term "family relationship" means any relationship by blood, marriage, or adoption, not more remote than first cousin.

(c) Business experience. Give a brief account of the business experience during the past five years of each director, person nominated or chosen to become a director or executive officer, and each significant employee, including his principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. When an executive officer or significant employee has been employed by the issuer for less than five years, a brief explanation should be included as to the nature of the responsibilities undertaken by the individual in prior positions to provide adequate disclosure of this prior business experience. What is required is information relating to the level of his professional competence which may include, depending upon the circumstances, such specific information as the size of the operation supervised. No experience operating a Public Stock Company

(d) Involvement in certain legal proceedings. Describe any of the following events which occurred during the past five years and which are material to an evaluation of the ability or integrity of any director, person nominated to become *a director or executive officer of the issuer.*

NA

(1) A petition under the Bankruptcy Act or any State insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within 2 years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

NA

LC

(2) Such person was convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

PRINCIPAL CONVICTED FELON AT THE STATE LEVEL FOR CRIMES AGANIST PROPERTY

Item 9. Remuneration of Directors and Officers

(a) Furnish, in substantially the tabular form indicated, the aggregate annual remuneration of each of the three highest paid persons who are officers or directors as a group during the issuer's last fiscal year. State the number of persons in the group referred to above without naming them.

Name of individual or identity of group	Capacities in remuneration was received	Aggregate remuneration

Instructions:

1. In case of remuneration paid or to be paid otherwise than in cash, if it is impracticable to determine the cash value thereof, state in a note to the table the nature and amount thereof.

2. This item is to be answered on an accrual basis if practicable; if not so answered, state the basis used.

(b) Briefly describe all remuneration payments proposed to be made in the future pursuant to any ongoing plan or arrangement to the individuals and group specified in Item 9(a). The description should include a summary of how each plan operates, any performance formula or measure in effect (or the criteria used to determine payment amounts), the time periods over which the measurements of benefits will be determined, payment schedules, and any recent material amendments to the plan. Information need not be furnished with respect to any group life, health, hospitalization, or medical reimbursement plans which do not discriminate in scope, terms or operation in favor of officers or directors of the registrant and which are available generally to all salaried employees.

Item 10. Security Ownership of Management and Certain Securityholders

(a) Voting securities and principal holders thereof. Furnish the following information, in substantially the tabular form indicated, with respect to voting securities held of record by: NA

(1) each of the three highest paid persons who are officers and directors of the issuer; Note - In the event none of the issuer's officers or directors have received a salary in the past twelve months, this item should be responded to for every officer and director; NA, PRINCIPAL HASN'T RECIEVED CASH REMUNERATION

(2) all officers and directors as a group; NONE

(3) each shareholder who owns more than 10% of any class of the issuer's securities, including those shares subject to outstanding options. LLOYD ALTON CARRINGTON JR.

(1) Title of Class	(2) Name and address of owner	(3) Amount owned before the offering	(4) Amount owned after the offering	(5) Percent of Class

Instruction:

Column (4) need not be responded to if the information would be the same as that appearing under column (3).

(b) If, to the knowledge of the issuer, any other person holds or shares the power to vote or direct the voting of securities described pursuant to subsection (a) above, appropriate disclosure should be made. In addition, if any person other than those named pursuant to subsection (a) holds or shares the power to vote 10% or more of the issuer's voting securities, the information required by the table should be provided with respect to such person.

NA

(c) *Non-voting securities and principal holders thereof. Furnish the same information as required in subsection (a) above with respect to securities that are not entitled to vote.*

NA

(d) Options, warrants, and rights. Furnish the information required by the table as to options, warrants or rights to purchase securities from the issuer or any of its subsidiaries held by each of the individuals and referred to in subsection (a) above:

NA

10

Name of holder	Title and amount securities called for by options, warrants or rights	Exercise price	Date of Exercise

Instruction:

Where the total market value of securities called for by all outstanding options, warrants or rights does not exceed $10,000 for any officer, director, or principal shareholder named in answer to this item, or $50,000 for all officers and directors as a group, this item need not be answered with respect to options, warrants or rights held by such person or group. If the issuer cannot ascertain the market value of its securities, the offering price may be used for purposes of this subsection. If, as is the case with offerings of debt securities, the offering price cannot be determined at the time of filing the offering statement, the issuer may utilize any reasonable method of valuation.

(e) List all parents of the issuer, showing the basis of control and as to each parent the percentage of voting securities owned or other basis of control by its immediate parent, if any. NA

Item 11. Interest of Management and Others in Certain Transactions

Describe briefly any transactions during the previous two years or any presently proposed transactions, to which the issuer or any of its subsidiaries was or is to be a party, in which any of the following persons had or is to have a direct or indirect material interest, naming such person and stating his relationship to the issuer, the nature of his interest in the transaction and, where practicable, the amount of such interest:

(1) Any *director or officer of the issuer;* LLOYD ALTON CARRINGTON JR. MAJORITY SHARE-HOLDER

(2) Any nominee for election as a director; NA

(3) Any principal securityholder named in answer to Item 10(a); SAME AS ABOVE

(4) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; NA

(5) Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the issuer. NA

Instructions:

1. No information need be given in answer to this item as to any transaction where:

   (a) The rates of charges involved in the transaction are determined by competitive bids, or the transaction involves the rendering of services as a common or contract carrier fixed in conformity with law or governmental authority;

   (b) The transaction involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services;

   (c) The amount involved in the transaction or a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments does not exceed $50,000; or

   (d) The interest of the specified person arises solely from the ownership of securities of the issuer and the specified person receives no extra or special benefit not shared on a pro-rata basis by all of the holders of securities of the class.

2. It should be noted that this Item calls for disclosure of indirect as well as direct material interests in transactions. *A person who has a position or relationship with a firm, corporation, or other entity which engages in a transaction* with the issuer or its subsidiaries may have an indirect interest in such transaction by reason of such position or relationship. However, a person shall be deemed not to have a material indirect interest in a transaction within the meaning of this Item where: NA

KC

(a) the interest arises only (i) from such person's position as a director of another corporation or organization (other than a partnership) which is a party to the transaction, or (ii) from the direct or indirect ownership by such person and all other persons specified in subparagraphs (1) through (5) above, in the aggregate, of less than a 10 percent equity interest in another person (other than a partnership) which is a party to the transaction, or (iii) from both such position and ownership;

(b) the interest arises only from such person's position as a limited partner in a partnership in which he and all other persons specified in (1) through (5) above had an interest of less than 10 percent; or

(c) the interest of such person arises solely from the holding of an equity interest (including a limited partnership interest but excluding a general partnership interest) or a creditor interest in another person which is a party to the transaction with the issuer or any of its subsidiaries and the transaction is not material to such other person.

3. Include the name of each person whose interest in any transaction is described and the nature of the relationships by reason of which such interest is required to be described. The amount of the interest of any specified person shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed.

4. Information should be included as to any material underwriting discounts and commissions upon the sale of securities by the issuer where any of the specified persons was or is to be a principal underwriter or is a controlling person, or member, of a firm which was or is to be a principal underwriter. Information need not be given concerning ordinary management fees paid by underwriters to a managing underwriter pursuant to an agreement among underwriters the parties to which do not include the issuer or its subsidiaries.

5. As to any transaction involving the purchase or sale of assets by or to any issuer or any subsidiary, otherwise than *in the ordinary course of business, state the cost of the assets to the purchaser and, if acquired by the seller within* two years prior to the transaction, the cost thereof to the seller.

6. Information shall be furnished in answer to this Item with respect to transactions not excluded above which involve remuneration from the issuer or its subsidiaries, directly or indirectly, to any of the specified persons for services in any capacity unless the interest of such persons arises solely from the ownership individually and in the aggregate of less than 10 percent of any class of equity securities of another corporation furnishing the services to the issuer or its subsidiaries.

Item 12. Securities Being Offered

(a) If capital stock is being offered, state the title of the class and furnish the following information:

COMMON STOCK WITH ONLY PREEMPTIVE RIGHTS

(1) Outline briefly: (i) dividend rights; (ii) voting rights; (iii) liquidation rights; (iv) preemptive rights; (v) conversion rights; (vi) redemption provisions; (vii) sinking fund provisions; and (viii) liability to further calls or to assessment by the issuer.

PREEMPTIVE RIGHTS

(2) Briefly describe potential liabilities imposed on shareholders under state statutes or foreign law, e.g., to laborers, servants or employees of the registrant, unless such disclosure would be immaterial because the financial resources of the registrant are such as to make it unlikely that the liability will ever be imposed.

NONE

(b) If debt securities are being offered, outline briefly the following:

(1) Provisions with respect to interest, conversion, maturity, redemption, amortization, sinking fund or retirement.

SECURED BY REAL ESTATE IN MOST INSTANCES

(2) Provisions with respect to the kind and priority of any lien securing the issue, together with a brief identification of the principal properties subject to such lien.

TRUST DEED / PROMISSORY NOTES

(3) Provisions restricting the declaration of dividends or requiring the maintenance of any ratio of assets, the creation or maintenance of reserves or the maintenance of properties.

NONE

(4) Provisions permitting or restricting the issuance of additional securities, the withdrawal of cash deposited *against such issuance, the incurring of additional debt, the release or substitution of assets securing the issue,* the modification of the terms of the security, and similar provisions.

No Restrictions upon Issuing Additional Securities or THE Substituting of Assets TO SECURE NOTES no Restriction TO TYPES OF ASSETS TO SECURED NOTES AS LONG AS VALUE IS EQUAL TO QUICK SALE VALUE

IC

Instruction:

In the case of secured debt there should be stated (i) the approximate amount of unbonded property available for use against the issuance of bonds, as of the most recent practicable date, and (ii) whether the securities being issued are to be issued against such property, against the deposit of cash, or otherwise. NA NO PROPERTY AT THIS TIME

(c) If securities described are to be offered pursuant to warrants, rights, or convertible securities, state briefly:

(1) the amount of securities called for by such warrants, convertible securities or rights;

(2) the period during which and the price at which the warrants, convertible securities or rights are exercisable;

(3) the amounts of warrants, convertible securities or rights outstanding; and

(4) any other material terms of such securities.

(d) In the case of any other kind of securities, appropriate information of a comparable character.

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors. NA NO OPERATING HISTORY

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1) **Balance Sheet**—as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

(2) **Statements of income, cash flows, and other stockholders equity** — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of *a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as* supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

10

(3) **Financial Statements of Businesses Acquired or to be Acquired.**

(a) Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist: NA NO OPERATING HISTORY

(i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

(ii) Consummation of a significant business combination to be accounted for as a pooling is probable.

(b) A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c) (i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

(ii) These financial statements need not be audited.

(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

(d) *If consummation of more than one transaction has occurred or is probable, the tests of significance shall be* made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

(e) This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4) Pro Forma Financial Information.

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business *combination to be accounted for by either the purchase method or pooling of interests method of accounting* has occurred or is probable.

(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

iC

PART III — EXHIBITS

Item 1. Index to Exhibits TO BE PROVIDED UPON REQUEST

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.

2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.

3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) *Underwriting Agreement* — Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided. NA AT THIS TIME

(2) *Charter and by-laws* — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto. TO BE PROVIDED UPON REQUEST

(3) *Instruments defining the rights of security holders* —

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed. TO PROVIDE UPON REQUEST

(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares. NA

(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering. Available

(5) *Voting trust agreement* — Any voting trust agreements and amendments thereto. NA

(6) *Material contracts*

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

NA AT THIS TIME

LC

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer. NA

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

NA

(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

NA

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

NA

(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering. TBA

(10) *Consents* —

(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose *profession gives authority to a statement made by them and who is named in the offering statement as having* prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts. NA

(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters. Lloyd Alton Carrington Jr. Self Underwriter

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

FINANCIAL INTERESTS GROUP INC. / LLOYD ALTON CARRINGTON JR
Lloyd Alton Carrington Jr.
SELF UNDERWRITER

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

LLOYD ANTON CARRINGTON JR. Self Underwriter
(Underwriter)

By Lloyd Alton Carrington Jr. Self Underwriter

Date 01/22/09

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

NA AT THIS TIME

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

NA AT THIS TIME

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

NA

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

NA

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

NA

LC

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of OKLAHOMA CITY, State of OK, on JANUARY 22, 2009.

(Issuer) FINANCIAL INTERESTS GROUP INC.

By (Signature and Title) Lloyd Alton Carrington Jr. Pres. CEO/Sole Director/Self Underwriter
LLOYD ALTON CARRINGTON JR. PRES. CEO/Sole Director/SELF UNDERWRITER

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) Lloyd Alton Carrington Jr.
(Title) PRESIDENT/CEO/SOLE DIRECTOR/SELF UNDERWRITER
(Selling security holder) FINANCIAL INTERESTS GROUP INC.
(Date) 01/22/09

Instructions:

1. *The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority* of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

OFFERING

CIRCULAR MODEL B

ITEM 3 . SUMMARY INFORMATION , RISK FACTORS AND DILUTION

(a) Risks factors for this company consist of the following; absence of an operating history of the issuer , an absence of profitable operations in recent periods , the financial position of the issuer , the nature of the business in which the issuer is engaged or proposes to engage , possible investments into weak or unstable businesses and markets, interest rate risk , currency risk , reinvestment risk , risk of non or insufficent payment , risk of defaults , more seasoned competitors .

(b) This item isn't applicable at this.

ITEM 4. PLAN OF DISTRIBUTION

(a) Lloyd Alton Carrington Jr. 10 million shares underwritten in addition to unsecured promissory notes. The aforementioned is President/Director/CEO.

(b) NONE

(C) NONE

(d) N/A

(e) If offering not sold funds would be returned by the Bank of Oklahoma within 120 days

ITEM 5. USE OF PROCEEDS TO ISSUER

(a) To fund overhead such as; office space , cost of marketing and also independent contractors.

(b) To fund asset purchases and some instances the lending of capital.

(c) To have a sinking fund and reserve to retire debts when needed.

(d) To possibly purchase similar businesses that are in cohesion with the objectives of the company and would seek to make such transactions at least below 50% of market value .

ITEM 6. Description of Business

(a) Narrative description of business.

(1) The business is that of a Commercial Hard Money Lender provider of short term business credit in which there are no subsidiaries .

(i) The principal product is capital and the service is providing parties that possess a need for short term working capital the means to acquire it at high interest.

(ii) Capital is in great demand thus a unlimited market.

(iii) N/A

(iv) One employee the Principal Lloyd Alton Carrington Jr.

(v) N/A

(2) Because of establish financiers and financial service businesses that are presently in operation thus the company strive to function in the narrow niche market that banks and more establish institutions are tending to not serve based upon present economic climate. The company's industry and operation mainly are the basis of the forestated sentence and also lenders apparent unwillingness to fund smaller undercapitalized ventures and also the present actions of the Federal Reserve and the Government leads the principal to believe it can render a profitable service.

(3) N/A

ITEM 7. Description of Property

N/A at this time

ITEM 8. Directors, Executive Officers and Significant Employees

(a) Lloyd Alton Carrington Jr. at this time is all of the above.

(b) N/A

(c) No previous experience operating a publicly traded company. The last 5 years principal has been self employed as a independent sales representative.

(d) N/A

(1) N/A

(2) Principal is a convicted felon who was last jailed in October 2008 in Ft.Worth,Texas and San Antonio ,Texas on the misdeamnor of bouncing a check for child support 5 years ago which resulted into a payment plan and also a 8 month probation that concludes upon payments of all monies agreed upon.
Principal had been convicted and jailed within the time frame of January to April of 2006 for the forgery of financial instruments in Dallas County, Texas. The principal serve 11 months in jail with no other probation or sanctions outstanding. The principal using poor judgment forge business checks of his personal account to purchase automobiles to resell in a attempt to fund the purchase of a business. The principal also had been on probation and jailed for less than 90 days on the charge of theft in Tarrant County ,Texas about 2003-04 . Principal completed a 2 year probation for the charge of theft in Dallas County,Texas from about 1998-2002. All of the aforementioned charges was styled as state jail felonies in the State of Texas. Additionally it is believe that these events wouldn't be a basis for disqualification of the issurer are principal under Rule 262 of Regulation A.
Issurer and also Principal hasn't transgressed any Federal law, rule , or regulation relative to U.S Securities law thus in this instance Rule 262 wouldn't be applicable.

ITEM 9. Remuneration of Directors and Officers

(a) Principal Lloyd Alton Carrington Jr. $25,000.00

(b) N/A at this time and TBA when operating income is sufficent for day to day operation.

ITEM 10. Security Ownership of Management and Certain Securityholders

(a) N/A

(1) N/A Principal hasn't received cash remuneration

(2) NONE

(3) Lloyd Alton Carrington Jr. owns 51%

(b) N/A

(c) N/A

(d) N/A

(e) N/A

ITEM 11. Interest of Management and others in Certain Transactions

Lloyd Alton Carrington Jr. President/Director/CEO Majority Shareholder at 51%

1. N/A

2. N/A

ITEM 12. Securities Being Offered

(a)

(1) Common Stock with with only preemptive rights

(2) NONE

(b) Promissory Notes offered at 14% interest annually

(1) Interest paid quarterly

(2) Unsecured promissory notes

(3) N/A

(4) No restrictions upon issuing additional securities

END